Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
LNB Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements No. 33-64034 No. 333-125288, No. 333-115385, and No. 333-53210 on Form S-8 and No. 333-43441 and No. 333-58414 on Form S-3 of LNB Bancorp, Inc. of our reports dated March 13, 2006, with respect to the consolidated balance sheets of LNB Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of LNB Bancorp, Inc.
Cleveland, Ohio
March 13, 2006